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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Date: March 29, 2006

                        Commission File Number 001-12510

                                  ROYAL AHOLD
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                 (Translation of Registrant's Name Into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On March 29, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company")
issued a press release announcing the Company's results for the fourth quarter and full year of 2005, and published the Company's consolidated summary financial statements for the full year and fourth quarter of 2005. A copy of the press release is attached hereto as Exhibit 99.1. A copy of the consolidated summary financial statements is attached hereto as Exhibit 99.2.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and
No. 333-80245-01) and the Company's Registration Statements on Form S-8
(No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to be a part of such prospectuses from the date of the filing thereof.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                             KONINKLIJKE AHOLD N.V.


                                                /s/ P.N. Wakkie
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Date: March 30, 2006                         By:    P.N. Wakkie
                                             Title: Executive Vice President and
                                                    Chief Corporate Governance
                                                    Counsel

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                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit  Description
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99.1     Royal Ahold press release dated March 29, 2006, announcing the the
         Company's results for the fourth quarter and full year of 2005

99.2 Royal Ahold consolidated summary financial statements for the full year and fourth quarter of 2005